

Form C-TR: Termination of Reporting

Issuer Information

Legal Name: Trella Technologies Inc.

Principal Office Address: 991 Providence Hwy #1098, Norwood, MA 02062

Website: www.trella.io

Legal Status: Corporation

Incorporated: Massachusetts

Date of Incorporation: November 3, 2016

CIK Number: 0001767862

Offering Platform: StartEngine and Wefunder

Reason for Termination of Reporting Obligation

The issuer has filed annual reports for at least three years and its total assets do not exceed $10 million.

Certification

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on October 26, 2025.

Trella Technologies Inc.

Aja N Atwood

By: Aja Atwood

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer, Principal Accounting Officer